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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                         The First Australia Fund, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         ------------------------------
                         (Title of Class of Securities)

                                  318652104
                                  ------------
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 10, 2000
                               ------------------
             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [ ].

              Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laurence Freedman
      I.R.S. No.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                              (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF, PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS                                                                  2(d) OR 2(e)[ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

7     SOLE VOTING POWER

 NUMBER OF
   SHARES                  4,000
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   2,751,908(1)
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   4,000
                      10   SHARED DISPOSITIVE POWER

                           2,751,908

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,751,908

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.0%

14       TYPE OF REPORTING PERSON

                IN




------------------
(1) An affiliate of Messrs. Freedman and Sherman has agreed to sell 2,742,461 shares.

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian Sherman
      I.R.S. No.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [ ]
                                                                                                 (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
      AF, PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS

                                                                                         2(d) OR 2(e)[ ]
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  4,000
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   2,751,908(2)
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   4,000
                      10   SHARED DISPOSITIVE POWER

                           2,751,908

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,751,908

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.0%

14       TYPE OF REPORTING PERSON
         IN


-------------------
(2) An affiliate of Messrs. Freedman and Sherman has agreed to sell 2,742,461 shares.

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EquitiLink Limited
      I.R.S. No.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [ ]
                                                                                                 (b) [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS
         WC, BK


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS         2(d) OR 2(e)[ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New South Wales, Australia

7        SOLE VOTING POWER

 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   1,068,950(3)
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           1,068,950

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,068,950

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.2%

14       TYPE OF REPORTING PERSON
         HC, CO


-------------------
(3) An affiliate of Messrs. Freedman and Sherman have agreed to sell 2,742,461 shares.



1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EquitiLink U.S.A., Inc.
      I.R.S. No. 521635331

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) [ ]
                                                                                                 (b) [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS
         AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS         2(d) OR 2(e)[ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

7     SOLE VOTING POWER

 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   1,624,627(4)
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,624,627

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.5%

14       TYPE OF REPORTING PERSON
         CO

----------------------
(4) An affiliate of Messrs. Freedman and Sherman have agreed to sell 2,742,461 shares.

                            Statement on Schedule 13D

       This Amendment No. 7 amends and supplements Items 4, 5, 6 and 7 of the
       Schedule 13D of the Reporting Persons with respect to the shares of common stock, par value $.01 per share, of The First Australia Fund, Inc. (the "Fund") as originally filed on April 1, 1999 and as amended by Amendment No. 1 thereto filed on July 9, 1999, Amendment No. 2 thereto filed on August 27, 1999, Amendment No. 3 thereto filed on September 30, 1999, Amendment No. 4 thereto filed on October 21, 1999, Amendment No. 5 thereto filed on November 4, 1999 and Amendment No. 6 thereto filed on December 7, 1999.

       1. Items 4 and 6 of the Schedule 13D are hereby amended by adding thereto the following:

              On November 10, 2000, EquitiLink Holdings Limited, EquitiLink Limited, EquitiLink International Management Limited and EquitiLink U.S.A., Inc. (the "Sellers") entered into a Stock Purchase Agreement (the "Agreement") with Mira, L.P. ("Mira"), pursuant to which the Sellers agreed to sell to Mira 2,742,461 shares of Common Stock. The shares of Common Stock to be sold constitute all of the Common Stock beneficially owned by the Reporting Persons, except for 4,000 shares held by each of Laurence Freedman and Brian Sherman and 5,447 shares held by EquitiLink International Management Limited. Mira has also agreed that it will not solicit proxies in opposition to the proposal to approve a new management agreement and a new advisory agreement at the Fund's special meeting of shareholders scheduled for November 30, 2000, and that it will vote all shares of Common Stock beneficially owned by it in favor of the proposal. A copy of the Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

       2. Item 5 of the Schedule 13D is hereby amended by adding thereto the following:

              (a) The Reporting Persons beneficially own an aggregate of 2,755,908 shares of Common Stock, constituting approximately 16.0% of the


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              outstanding shares of Common Stock (computed on the basis of
              17,189,998 shares of Common Stock outstanding as of April 30, 2000 as reported in the Fund's Semi-Annual Report to the SEC on Form N-30D for the six months ended April 30, 2000). In the aggregate, all persons named in Item 2 and Annex A to the Schedule 13D as originally filed on April 1, 1999, which is incorporated herein by reference, beneficially own 2,756,915.7907 shares of Common Stock, which represents approximately 16.0% of the outstanding shares of Common Stock.

              (b) Each of Laurence Freedman, Brian Sherman and Richard Strickler owns 4,000, 4,000 and 1,007.7907 shares of Common Stock, respectively, with sole voting and dispositive power for all such shares.

              (c) On November 10, 2000, EquitiLink Holdings Limited, EquitiLink Limited, EquitiLink International Management Limited, and EquitiLink U.S.A., Inc. entered into a Stock Purchase Agreement with Mira, L.P., pursuant to which the Sellers agreed to sell to Mira 2,742,461 shares of Common Stock.

       3. Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 7.  Materials to be Filed as Exhibits.

         EXHIBIT 6. Stock Purchase Agreement, dated as of November 10, 2000, among Mira, L.P. and EquitiLink Holdings Limited, EquitiLink Limited, EquitiLink International Management Limited, and EquitiLink U.S.A., Inc.


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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  November 10, 2000
                                  Laurence Freedman


                                  /s/ Laurence Freedman
                                  ---------------------------------------------

                                  Brian Sherman


                                  /s/ Brian Sherman
                                  ---------------------------------------------


                                  EQUITILINK LIMITED


                                  By:  /s/ Barry Sechos
                                      -----------------------------------------
                                      Name:   Barry Sechos
                                      Title:  Director


                                  EQUITILINK U.S.A., INC.


                                  By:  /s/ Richard P.
                                      -----------------
                                  Strickler
                                  ------------------------------------
                                      Name:  Richard P. Strickler
                                      Title: Managing Director


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